1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 9, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/09/11:	New Appointment of Representative of Juristic Person Director
99.02	Announcement on 2019/09/16:	Explanation to the media report
99.03	Announcement on 2019/09/18:	The board of directors resolves to participate in the bid of 1.8GHz, 3.5GHz and 28GHz frequency bands of Mobile Broadband business license
99.04	Announcement on 2019/09/20:	Chunghwa Telecom to hold conference call for the third quarter 2019 results
99.05	Announcement on 2019/09/20:	Chunghwa Telecom to participate investor conference held by Nomura
99.06	Announcement on 2019/09/27:	Supplement announcement: Honghwa International, the Company's subsidiary announces the acquisition of ROU asset from the Company
99.07	Announcement on 2019/10/09 :	Chunghwa Telecom announces its operating results for September 2019
99.08	Announcement on 2019/10/09 :	September 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

New Appointment of Representative of Juristic Person Director

Date of events: 2019/09/11

Contents:

1.Date of occurrence of the change:2019/09/11

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.Name and resume of the replaced person: Ho Ting Huang, Counselor, Ministry of Transportation and Communications

4.Name and resume of the replacement: Lien Chuan Lee, Administrative Deputy

Minister, Ministry of Culture

5.Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of the Company Act.

6.Original term (from __________ to __________):from 2019/06/21 to 2022/06/20

7.Effective date of the new appointment:2019/09/16

8.Any other matters that need to be specified: None

EXHIBIT 99.02

Explanation to the media report

Date of events: 2019/09/16

Contents:

1.Date of occurrence of the event:2019/09/16

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Name of the reporting media: Commercial Times

6.Content of the report:

Chunghwa Telecom withdrew from the land development project of Taoyuan Asia Silicon Valley.

7.Cause of occurrence: Taoyuan Asia Silicon Inno Co., Ltd., the subsidiary of Light Era Development Co., Ltd, had evaluated and decided not to participate in the project.

8.Countermeasures: None

9.Any other matters that need to be specified: None

EXHIBIT 99.03

The board of directors resolves to participate in the bid of 1.8GHz, 3.5GHz and 28GHz frequency bands of Mobile Broadband business license

Date of events: 2019/09/18

Contents:

1.Date of occurrence of the event: 2019/09/18

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.Reciprocal shareholding ratios: NA

5.Cause of occurrence: National Communications Commission (NCC) announced the ”Mobile Broadband Service Management Rules” on September 3, 2019 to initiate the acceptance applications of the Mobile Broadband Service (5G) spectrum auction. The released spectrum includes a total of 2790MHz bandwidth in the 1.8GHz, 3.5GHz and 28GHz bands.

6.Countermeasures: The board of directors resolves to participate in the bid of 1.8GHz, 3.5GHz and 28GHz frequency bands of Mobile Broadband business license.

7.Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom to hold conference call for the third quarter 2019 results

Date of events: 2019/09/20

Contents:

1.Date of the investor conference:2019/10/30

2.Time of the investor conference:15:00

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference:

Please refer to https://www.cht.com.tw/chtir at 14:30 on October 30, 2019 Taipei time.

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw .

6.Will the presentation be released in the Company’s website: Presentation will be released on https://www.cht.com.tw/chtir .

7.Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.05

Chunghwa Telecom to participate investor conference held by Nomura

Date of events: 2019/09/20

Contents:

1.Date of the investor conference: 2019/09/24~2019/09/25

2.Time of the investor conference: 8：00 (Taipei Time)

3.Location of the investor conference: Tokyo

4.Brief information disclosed in the investor conference: The conference will be held by Nomura.

5.The presentation of the investor conference release: Please refer to  http://mops.twse.com.tw

6.Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.06

Supplement announcement: Honghwa International, the Company's subsidiary announces the acquisition of ROU asset from the Company

Date of events: 2019/09/27

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

There are totally 48 rental stores, such as No. 3*1, Ren 1st Rd., Ren’ai Dist., Keelung City 200, Taiwan (R.O.C.). (renewal)

2.Date of the occurrence of the event: 2019/09/27

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: total 2,189 pings(each component is 19.8 pings~98 pings) (renewal)

Unit price: NT$ 321~ NT$3,701 per ping per month (untaxed) (renewal)

Total transaction amount: total amount is NT$58,597,470 (untaxed) (renewal); each component is NT$9,630~NT$183,441 per month (untaxed) (renewal); total amount is NT$2,932,281 per month (untaxed) (renewal) (20 months)

Right-of-use asset: NT$57,680,814(renewal)

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Reason for choosing the counterpart: Contract to the business of the parent company and maintain the clients locating at origin address for entire scheme.

Identity of the previous owner: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payment period: 2019/5/1~2020/12/31

Payable monthly

Restrictions and other important agreements in the contract: None

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The decision-making department: Chairman authorized by the Board of Directors

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Name of the appraiser: N/A

12.Practice certificate number of the appraiser: N/A

13.Is the appraisal report price a limited price or specific price?:N/A

14.Has an appraisal report not yet been obtained?:N/A

15.Reason for an appraisal report not been obtained: N/A

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

17.Name of the CPA firm: N/A

18.Name of the certifying CPA:N/A

19.The practice certificate number of the CPA:N/A

20.Broker and broker's fee: N/A

21.Concrete purpose or use of the acquisition or disposal:

In order to build a complete telecommunications channel, provide consumers with physical telecom services with faster and better quality.

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?:Yes

24.Date of the board of directors’resolution:2019/11/29

25.Date of the recognition of the supervisors or the board of independent directors’resolution:2019/11/29

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?:Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.Any other matters that need to be specified:

Reasons for the supplement: The component’s rent reduction and another addition.

EXHIBIT 99.07

Chunghwa Telecom announces its operating results for September 2019

Date of events: 2019/10/09

Contents:

1.Date of occurrence of the event:2019/10/9

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

  Chunghwa Telecom consolidated revenue for September 2019 decreased year over year to NT$ 17.16 billion. Compared to the same period of last year, fixed-line voice revenue and mobile service revenue decreased owing to the continued market competition and VoIP substitution, while ICT project revenue decreased as well, which offset the growth of mobile handset sales revenue driven by the launch of iPhone 11, as well as the increase of Internet VAS revenue and MOD revenue. Operating costs and expenses were NT$ 14.16 billion. Operating income was NT$ 3.00 billion. Income before tax was NT$ 3.15 billion. Net income attributable to stockholders of the parent company was NT$ 2.41 billion. EPS was NT$0.31.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom

October 9, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep. 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
Sep.	Net sales	17,157,881	17,787,962	(-)630,081	(-)3.54%
Jan.-Sep.	Net sales	152,287,496	159,995,602	(-)7,708,106	(-)4.82%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,783,802

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	55,134
	Fair Value	-1,807
	The amount of unrealized gain(loss) recognized this year	-910

Settled Position	Total amount of contract	570,322
	The amount of realized gain(loss) recognized this year	-4,046

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-1,069

Settled Position	Total amount of contract	550,693
	The amount of realized gain(loss) recognized this year	-1,766

b Trading purpose : None